Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Eric C. Jensen

+1 650 843 5049

ejensen@cooley.com

September 20, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Erin Purnell

Mr. Michael Clampitt

Mr. David Irving

Mr. Gus Rodriguez

Re:	Oportun Financial Corporation

Draft Registration Statement on Form S-1

Submitted July 18, 2018

CIK No. 0001538716

Ladies and Gentlemen:

On behalf of Oportun Financial Corporation (“Oportun” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 10, 2018 (the “Comment Letter”) with respect to the Company’s confidential Draft Registration Statement on Form S-1 submitted to the Commission on July 18, 2018 (the “Registration Statement”).

In response to the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended Registration Statement”) with this response letter for non-public review by the Staff pursuant to the Division of Corporation Finance June 29, 2017 Announcement, “Draft Registration Statement Processing Procedures Expanded.” We are providing the Staff a courtesy copy of the Amended Registration Statement and a marked version showing changes from the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated herein for convenience in italicized type, followed by the Company’s response. Page references in the responses herein correspond to the page numbers in the Amended Registration Statement.

The Amended Registration Statement and all non-public draft submissions will be publicly available on the EDGAR system at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Amended Registration Statement.

Pursuant to 17 C.F.R. § 200.83, the Company is also requesting that confidential treatment be afforded to this letter and the Amended Registration Statement being submitted with this letter.

DRS on Form S-1 Filed July 18, 2018

Prospectus Summary

Company Overview, Page 1

1.

Please provide substantiation, here and elsewhere in the prospectus, for the statement that your products have translated into an average savings of approximately $1,100 per customer on their first loan with you. Please use specific examples.

In response to the Staff’s comment, the Company advises the Staff that the average savings figure is calculated using the model developed for a January 2017 study, “Oportun: The True Cost of a Loan,” (the “CFSI Study”) commissioned by the Company and conducted by the Center for

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

September 20, 2018

Page Two

Financial Services Innovation (“CFSI”), to measure the estimated total and average amount saved by the Company’s first-time borrowers since October 2008. Average savings is the difference between the average costs of Oportun loans for common loan amounts and average costs of alternative lending products for the same loan amounts for first-time borrowers.

To determine the average cost of alternative lending products, CFSI analyzed the rates, fees, and terms for payday, pawn, auto-title, installment and rent-to-own products for customers in the states where the Company has retail locations: Arizona, California, Florida, Illinois, Nevada, New Mexico, Texas and Utah. In doing so, CFSI also considered the loan repayment structure and timeframe for each product, borrower income and the potential for rollovers and refinancings, and legal parameters that prevent or constrain borrowing. Using the model developed for the CFSI Study, the Company and CFSI update the data inputs every quarter to calculate the average cost of an Oportun loan compared to the alternative lending products listed above, which was most recently updated as of June 30, 2018. Please see the CFSI Study provided under separate cover for more details about the research approach and model.

On occasion, the Company and CFSI may update the model to include data inputs beyond those originally included in the CFSI Study, including for example the additional states in which the Company has retail locations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 5, 8, 123, 126 and 129 of the Amended Registration Statement.

2.

We note your disclosure that you have saved customers more than $1.2 billion in interest and fees compared to alternative products available to them. This information appears to have been taken from the study that you commissioned from CFSI. Please revise to state that this information is an estimate based on that study.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 82, 120 and 122 of the Amended Registration Statement.

Our Market Opportunity, page 3

3.

Please provide support for your statement that lenders that do not rely on a credit bureau or a credit score to underwrite loans typically charge much more for their products than you do for your products. Please review your prospectus for any similar statements of comparison where you have not provided support and revise to substantiate such statements.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the statements as to lenders not relying on credit bureaus or a credit score are based on publicly available materials, which are provided under separate cover, including:

•

Dettling, Lisa J., and Hsu, Joanne W. (2018). “Minimum Wages and Consumer Credit: Impacts on Access to Credit and Traditional and High-Cost Borrowing,” Washington: Board of Governors of the Federal Reserve System (2018), in which the authors noted that the data in their study on borrowing included “demographic and economic characteristics of households. . . as well as information on usage of AFS [(alternative financial service)] credit products, including payday loans,

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

September 20, 2018

Page Three

rent-to-own stores, and pawn shops. . . Each of these products are high-interest loans that do not require a credit check with one of the main credit bureaus. Usually, only proof of employment and a checking account are required.”

•

Final Rule to establish 12 CFR 1041, dated October 4, 2017, where the Bureau of Consumer Financial Protection (“BCFP”) observed, “Most storefront payday lenders do not consider traditional credit reports or credit scores when determining loan eligibility, nor do they report any information about payday loan borrowing history to the nationwide consumer reporting agencies, TransUnion, Equifax, and Experian.”

•

“Single-Payment Vehicle Title Lending” by the BCFP, published in May 2016, which observed “Vehicle title loans are a type of credit product in which the lender takes a security interest in the borrower’s vehicle and the loan approval and amount is primarily based on the vehicle’s value, rather than a credit check and traditional underwriting.”

As to the portion of the statement describing that these lenders charge much more for their products than the Company does for its own products, the Company bases that statement on, among other things, the CFSI Study. Accordingly, the Company has revised the disclosure on pages 2, 4, 123 and 124 of the Amended Registration Statement to attribute these statements to the CFSI Study.

Our Solution, page 4

4.	Revise the first paragraph to briefly describe what other items are considered in the credit evaluation besides income verification.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 125 of the Amended Registration Statement.

Risk Factors

If the information and documents provided by customers…, page 26

5.	Revise to briefly discuss if and how identity, income, employment and other debt obligations are verified by your credit analysis.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Amended Registration Statement.

Market, Industry and Other Data, page 61

6.

We note that you rely on information gathered by the study you commissioned from the Center for Financial Services Innovation in January of 2017, and that the two other studies you are using are dated December 2016. Given the age of these studies, please explain how you determined that the information is still accurate.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

September 20, 2018

Page Four

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that using the methodology developed for the CFSI Study, the Company and CFSI update the data inputs used in the model on a quarterly basis to determine the average cost of an Oportun loan and the average cost of other alternative lending products. The most recent update was completed as of June 30, 2018 and the updated results are included in the Amended Registration Statement.

The Company advises the Commission that the Company and CFSI track state legislation in the states in which the Company offers loans to monitor changes in pricing for payday, auto title and other alternative lending products that customers the Company serves may otherwise use. Since the publication of the CFSI Study, there have been no major changes in pricing for such alternative lending products referenced in the CFSI Study published in January 2017, with the exception of the passage of H.B. 347, a bill amending the New Mexico Small Loan Act of 1955 (“NMSLA”) and New Mexico Bank Installment Loan Act of 1959 (“NMBILA”), effective January 2018, to eliminate “payday loans” in the state by requiring that loans of $5,000 or less be made pursuant to the NMSLA or NMBILA. The June 30, 2018 update of the data inputs in the model to calculate alternative lending product costs took into account this regulatory change.

In addition, the Company advises the Staff that it has revised the disclosure on page 66 of the Amended Registration Statement to provide the correct publication date of the “2017 Financially Underserved Market Size Study”, which is December 2017. This study is updated by CFSI on an annual basis.

The December 2016 BCFP report is the most recently available U.S. government agency study on the “credit invisible” population. The Company regularly monitors academic and government agency research on U.S. consumers who do not have a credit score, or who may have a limited credit history and are “mis-scored.”

Use of Proceeds, page 62

7.

We note your disclosure in the second paragraph of this section that you may increase or decrease the number of shares that you are offering. Based on the description of your underwriting arrangements on page 160, it appears that the decision to increase or decrease the number of shares in this firm commitment offering will rest with the underwriters. Please revise so that your descriptions of your underwriting arrangements are consistent.

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that, while the underwriters have sole discretion to exercise the overallotment option, the Company may also increase or decrease the number of shares in the offering. The Company has revised the disclosure on page 67 of the Amended Registration Statement to clarify this point.

Dilution, page 66

8.	Revise to add a footnote to the Table on page 66 to disclose the dilution to new investors assuming all the derivative securities listed in the first four bullets on page 67 are issued.

In response to the Staff’s comment, the Company has revised the disclosure on pages 72 and 73 of the Amended Registration Statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

September 20, 2018

Page Five

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

9.

Please revise to include a more fulsome overview of the characteristics of your loans. For example, we note that you provide ranges for the size and terms of the loans, but not for the interest rates. In addition, please present this information for loans issued as part of your Whole Loan and Starter Loan programs.

In response to the Staff’s Comment, the Company has revised the disclosure on page 132 of the Amended Registration Statement. The Company also supplementally advises the Staff that the range of rates disclosed on page 132 of the Amended Registration Statement encompasses all loans currently originated by the Company, including all loans sold to third parties, which includes the whole loan sale program and access loan program (formerly known as the Starter Loan Program).

Understanding an Oportun Loan, page 75

10.	We note your disclosures on page 75 related to the “Good Customer Program.” Please disclose in your next amendment the following concerning loans in the Good Customer Program:

•	If borrowers are allowed to have more than one loan outstanding at the same time;

•	If there is a maximum cumulative loan amount any one borrower can have;

•	Define “substantial progress in repaying their current loan”;

•	If any loans are considered TDRs in the periods presented; and

•	Credit metrics surrounding loans in the periods presented (net charge-off rate, past due loan receivables delinquency status, ALLL, etc.).

In response to the Staff’s Comment, the Company has revised the disclosure on pages 85 and 86 of the Amended Registration Statement. The Company supplementally advises the Staff that pursuant to the Company’s lending policy, each borrower is only allowed one outstanding loan at a time, and as a result, there is no maximum cumulative loan amount that any one borrower can have. The Good Customer Program is only available for the Company’s best performing customers and none of the loans disbursed through the Good Customer Program in the periods presented are considered TDRs. In addition, the Company manages its loan portfolio as a whole and does not separately manage the credit metrics for the Good Customer Program to optimize the loans disbursed through the Good Customer Program. Given this, the Company believes that the requested separate disclosure for the Good Customer Program does not provide any additional basis for a potential investor to adequately evaluate and understand the Company’s business.

11.

We note your disclosures on pages 75-76 that you typically grant returning customers a lower rate and larger principal balance on subsequent loans. Please disclose in your next amendment, credit metrics (total loans, net charge-off rate, past due loan receivables delinquency status, ALLL, etc.), for returning customers compared to new customers.

In response to the Staff’s comment, the Company has provided the percentage of the owned principal balance outstanding at the end of the period comprised of returning customer loans as of June 30, 2018 on page 86 of the Amended Registration Statement. The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not manage its business to optimize the loan portfolio of its returning customers separately from its new customers and instead looks at the loan portfolio as a whole. Given this, it believes that the requested separate disclosure for returning customer loans does not provide any additional basis for a potential investor to adequately evaluate and understand the Company’s business. Moreover, the Company believes that this level of detail with respect to its loan portfolio, which the Company is not required to disclose, and does not publicly disclose, would result in providing proprietary information to competitors and could cause competitive harm to the Company.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

September 20, 2018

Page Six

Historical Credit Performance, page 79

12.

You disclose in your critical accounting policies that you believe the number of months subsequent to loan origination (number of months on book) is a key factor to separate non-delinquent accounts to measure the likelihood of a credit loss. Please disclose in your next amendment the number of months subsequent to loan origination for your outstanding loans and how you evaluate this factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Amended Registration Statement to remove the reference to number of months on book, which is no longer considered by the Company to be a key factor to measure the likelihood of a credit loss. Delinquencies, which the Company considers to be a key factor, is disclosed throughout the Amended Registration Statement.

13.

You disclose in your critical accounting policies that geographic region is a credit quality indicator. You disclose on page F-21 that you have two geographic regions. Northern and Central California are considered as one region and Southern California, Texas and all other states are considered as another region, and have higher estimated loss rates compared to the Northern and Central California region. Please disclose in your next amendment the estimated loss rates in the Northern and Central California region and the Southern California, Texas and all other states region.

In response to the Staff’s comment, the Company has revised the disclosure on page F-24 of the Amended Registration Statement to disclose the difference in the allowance for loan loss rate between the two geographic regions. For loans held for investment originated on or after January 1, 2018, the Company has elected the fair value option and there is no allowance for loan losses for such loans receivable as the Company’s fair value measure factors in lifetime loan losses and market risk. As a result, the disclosure on F-24 of the Amended Registration Statement relates to loans held for investment originated prior to January 1, 2018.

14.

You disclose that you have seen increases in cumulative net lifetime loan losses for 2015 and 2016 vintages due to loan stacking, whereby some customers with credit scores take out multiple loans from other lenders that utilize soft credit pulls in their approval process and due to other factors. Please disclose the amount of loan losses due to loan stacking and why you apparently have not seen increases in net lifetime loan losses due to loan stacking for more recent vintages.

In response to the Staff’s comment, the Company has revised the disclosure on pages 90 and 101 of the Amended Registration Statement to eliminate references to loan stacking. Beginning in 2016, the Company observed some deterioration in credit performance of the 2015 and 2016 vintages. The Company identified a number of factors that contributed to the increase in cumulative net lifetime loan losses for the 2015 and 2016 vintages, primarily the delay in tax refunds, Hurricane Harvey and the longer duration of disbursed loans. A number of online lenders reported that customers were engaging in loan stacking and the Company observed that some returning customers had taken out multiple loans from other lenders in a short amount of time. In the subsequent version of its proprietary risk model, the Company improved its credit evaluation features to identify high-risk applicants, such as those who had taken out larger balance installment loans from other lenders, and saw an improvement in its charge-off rate. The Company respectfully advises the Staff that since the Company does not separately track losses that are solely attributable to loan stacking, the Company cannot accurately quantify the impact on its loan portfolio performance. Accordingly, the Company does not believe that the loan stacking element of the increase in net lifetime loan losses was material as compared to the other items identified.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

September 20, 2018

Page Seven

Business

Our Competition, page 115

15.

Your disclosure in this section appears to distance your products from pawn shops and payday lenders. However, your disclosure on page 23 in Risk Factors, indicates that you view pawn shops and payday lenders as being among your primary competitors. Please revise your disclosure to be consistent among the two sections.

In response to the Staff’s comment, the Company has revised the disclosure on pages 137 and 138 of the Amended Registration Statement.

Facilities, page 120

16.

You state on page 36 of Risk Factors that you have operational activities in Mexico and Colombia. Please revise this section to include your facilities in those countries. Please also explain why you do not discuss your foreign operations in the Summary or your Business overview.

The Company respectfully advises the Staff that its operations in Colombia comprise contact centers operated by third-party outsourcing partners and staffed by agents employed by such partners. In contrast, the Company’s operations in Mexico comprise three contact centers staffed by the Company’s employees. These contact centers in Mexico and Colombia focus on customer service, telesales and collections activities and the Company does not generate any revenue in Mexico or Colombia. In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 137 of the Amended Registration Statement to clarify that the operations in Colombia are fully outsourced to third parties and to include references to the number of facilities in each country.

Notes to Consolidated Financial Statements

Summary of Significant Account Policies

Allowance for Loan Losses, page F-11

17.

Please disclose in your next amendment how you consider all historical loss experience when collectively evaluating loans for impairment and discuss the historical periods specifically considered in your analysis. In your disclosure, include additional granularity regarding any adjustments made to historical losses and, if applicable, discuss the specific facts and circumstances that is the basis for such adjustments.

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Amended Registration Statement. As further discussed in the Amended Registration Statement, the Company has elected the fair value option for loans held for investment originated on or after January 1, 2018 and no allowance for loan losses will be provided for these loans receivable, as the Company’s fair value measure factors in lifetime loan losses and market risk.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

September 20, 2018

Page Eight

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, at this time, the Company has not and does not plan to provide any information to potential investors in reliance on Section 5(d) of the Securities Act.

*            *              *

Please contact me at (650) 843-5049, Rob Phillips at (415) 693-2020 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Eric C. Jensen

Eric C. Jensen

cc:	Joan Aristei, Oportun Financial Corporation

Kathleen I. Layton, Oportun Financial Corporation

Robert Phillips, Cooley LLP

Calise Cheng, Cooley LLP

Richard Kline, Goodwin Procter LLP

An-Yen Hu, Goodwin Procter LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com